Mercedes-Benz Auto Lease Trust 2017-A
Investor Report

Collection Period Ended   30-Apr-2019

Amounts in USD

Dates

Collection Period No.	25			
Collection Period (from... to)	1-Apr-2019	30-Apr-2019		
Determination Date	13-May-2019			
Record Date	14-May-2019			
Payment Date	15-May-2019			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Apr-2019	15-May-2019	Actual/360 Days	30
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 5/15/201	15-Apr-2019	15-May-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	439,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	675,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	225,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	453,000,000.00	216,915,523.84	116,266,403.41	100,649,120.43	222.183489	0.256659
Class A-4 Notes	175,896,000.00	175,896,000.00	175,896,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,967,896,000.00**	**392,811,523.84**	**292,162,403.41**	**100,649,120.43**		
Overcollateralization	381,831,719.47	384,145,412.60	387,705,073.71			
Total Securitization Value	**2,349,727,719.47**	**776,956,936.44**	**679,867,477.12**			
present value of lease payments	858,232,311.95	91,417,836.06	75,969,982.80			
present value of Base Residual Value	1,491,495,407.52	685,539,100.38	603,897,494.32			

	Amount	Percentage
Initial Overcollateralization Amount	381,831,719.47	16.25%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	411,202,350.91	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	387,705,073.71	16.50%
Current Overcollateralization Amount	387,705,073.71	16.50%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	1.150000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.530000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.672630%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.790000%	323,565.66	0.714273	100,972,686.09	222.897762
Class A-4 Notes	2.010000%	294,625.80	1.675000	294,625.80	1.675000
Total		**618,191.46**		**$101,267,311.89**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**2,232,241,333.50**	**659,470,550.47**	**562,381,091.15**

Available 2017-A Collections		Distribution on the Exchange Note	
Lease Payments Received	13,980,102.74	(1) Total Servicing Fee	647,464.11
Net Sales Proceeds-early terminations (incl Defaulted Leases)	45,156,435.24	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	44,438,964.00	(2) Exchange Note Interest Distributable Amount (2.02%)	1,110,108.76
Excess wear and tear included in Net Sales Proceeds	211,162.94	(3) Exchange Note Principal Distributable Amount	100,649,120.43
Excess mileage included in Net Sales Proceeds	468,415.57	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	**103,575,501.98**		
Repurchase Payments	55,503.22		
Advances made by the Servicer	0.00		
Investment Earnings	177,238.51	(5) Remaining Funds Payable	1,401,550.41
Total Available Collections	**103,808,243.71**	**Total Distribution**	**103,808,243.71**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	101,759,229.19	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00		
Total Available Funds	**101,759,229.19**	(2) Interest Distributable Amount Class A Notes	618,191.46
		(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	100,649,120.43
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	491,917.30
		Total Distribution	**101,759,229.19**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	647,464.11	647,464.11	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	618,191.46	618,191.46	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	323,565.66	323,565.66	0.00
thereof on Class A-4 Notes	294,625.80	294,625.80	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	618,191.46	618,191.46	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	100,649,120.43	100,649,120.43	0.00
Principal Distribution Amount	100,649,120.43	100,649,120.43	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,874,319.30
Reserve Fund Amount - Beginning Balance	5,874,319.30
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,346.11
minus Net Investment Earnings	11,346.11
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,874,319.30
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,346.11
Net Investment Earnings on the Exchange Note	
Collection Account	165,892.40
Investment Earnings for the Collection Period	177,238.51

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,349,727,719.47	56,402
Securitization Value beginning of Collection Period	776,956,936.44	23,671
Principal portion of lease payments	10,920,455.60	
Terminations- Early	35,647,911.60	
Terminations- Scheduled	36,569,092.41	
Repurchase Payment (excluding interest)	55,503.22	
Gross Losses	13,896,496.49	
Securitization Value end of Collection Period	679,867,477.12	20,781

Pool Factor	28.93%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.91%	7.90%
Weighted Average Remaining Term (months)	23.54	6.34
Weighted Average Seasoning (months)	13.49	31.75
Aggregate Base Residual Value	1,737,055,942.00	627,988,701.03
Cumulative Turn-in Ratio		91.91%
Proportion of base prepayment assumption realized life to date		46.53%
Actual lifetime prepayment speed		0.46%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	677,014,937.47	20,700	99.58%
31-60 Days Delinquent	1,882,956.28	53	0.28%
61-90 Days Delinquent	882,882.09	25	0.13%
91-120 Days Delinquent	86,701.28	3	0.01%
Total	679,867,477.12	20,781	100.00%

Delinquency Trigger	**4.281%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.143%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,142,957.44	32	37,893,707.39	997
Liquidation Proceeds	735,841.06		28,178,217.08	
Recoveries	346,607.87		7,909,612.92	
Principal Net Credit Loss / (Gain)	60,508.51		1,805,877.39	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.100%
Prior Collection Period	(0.137%)
Second Prior Collection Period	0.312 %
Third Prior Collection Period	(0.050%)
Four Month Average	0.056%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.077%

Average Net Credit Loss / (Gain)   1,811.31

	Current		Cumulative	
Residual Loss	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	84,970,543.06	2,857	1,100,129,231.24	34,614
Sales Proceeds and Other Payments Received	86,205,133.62		1,083,058,357.05	
Residual Loss / (Gain)	(1,234,590.56)		17,070,874.19	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(2.034)%
Prior Collection Period	10.145 %
Second Prior Collection Period	6.785 %
Third Prior Collection Period	5.711 %
Four Month Average	5.152%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.727%

Average Residual Loss / (Gain)   493.18